

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2012

Via E-mail
Preston S. Romm
Chief Financial Officer
Obagi Medical Products, Inc.
3760 Kilroy Airport Way
Suite 500
Long Beach, CA 90806

> **Re: Obagi Medical Products, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 8, 2012**
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed August 2, 2012**
> **File No. 001-33204**

Dear Mr. Romm:

We have reviewed your filings and have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing us the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment you file and any information provided, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business
OPO Agreements, page 15

1. Please expand your disclosure of the License Agreement with Koogly to disclose a range of royalties within which the royalty on net sales you will be required to pay to Koogly falls. Such range should not exceed a ten percentage point range (for example, "low teens" or "single digits").

Exhibits 31 and 32

2. These certifications refer to the Quarterly Report on Form 10-Q. Please amend your filing in its entirety to include corrected certifications.

Form 10-Q for the Quarterly Period Ended June 30, 2012
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview and Recent Developments, page 17

3. Please provide us proposed disclosure to be included in future periodic reports to identify the customer within your physician-dispensed segment that accounted for $3.5 million and $7.4 million of consolidated net sales in the three- and six-month periods ended June 30, 2012, respectively.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the processing of your response as well as any questions regarding comment two. You may contact Karen Ubell, Staff Attorney, at (202) 551-3873 or Dan Greenspan, Legal Branch Chief, at (202) 551-3623 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant